

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 26, 2009

<u>VIA U.S. MAIL and FACSIMILE</u>

Mr. E. J. Elliot
Chief Executive Officer
Gencor Industries, Inc.
5201 North Orange Blossom Trail
Orlando, Florida 32810

   RE: **Gencor Industries, Inc.**
     Form 10-K for the fiscal year ended September 30, 2008
     Filed December 12, 2008
     File No. 1-11703

Dear Mr. Elliot:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19

1.   We note your MD&A disclosure does not include an executive-level discussion
        that identifies the most important themes or other significant matters with which
        management is concerned primarily in evaluating the company's financial
        condition and operating results. In future filings, please provide such disclosure
        including, but not limited to a discussion of material business opportunities,
        challenges and risks, such as those presented by known material trends and
        uncertainties, on which the company's executives are most focused, and the
        actions they are taking in response to them. For further guidance on the content
        and purpose of the discussion, see Interpretive Release No. 33-8350 on our
        website at http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 21

2.   In future filings, please revise your liquidity discussion to utilize the cash flow
        statement information to discuss liquidity provided/used by operations, investing
        and financing. For example, you indicate that you "generate capital resources
        primarily through operations." However, over the past three years you have used
        distributions from unconsolidated investees for your liquidity as well. Please
        revise future filings to clarify. Also, to better explain cash flows from operations,
        please include a discussion of the significant changes to the components of
        working capital; i.e., individually significant changes in line items. When you
        cite changes in components of working capital, explain the reasons for the
        changes in future filings.

Critical Accounting Policies, Estimates and Assumptions, page 21

3.   We note your critical accounting policies, but the disclosure merely repeats the
        policies from your significant accounting policies footnote without elaboration.
        Accordingly, your disclosure does not conform to our expectations for the critical
        accounting policies disclosure. For each identified critical accounting policy,
        please expand to describe the specific factors that in your view makes each
        critical. Discuss the nature of estimates and uncertainties about those estimates
        inherent to each individual policy, including how you make those estimates.
        Discuss how different assumptions, methods or conditions might effect your
        financial statements. Revise future filings to comply.

Consolidated Statements of Income, page 28

4.   We refer to the loss on disposal of land and buildings of $1.6 million in the year
        ended September 30, 2007. We generally believe that gains and losses resulting
        from write-down or sale of assets previously used in operations should be
        classified as operating items in the income statement. This treatment appears
        consistent with the guidance prescribed by SFAS 144, as well. Please tell us why
        you consider your current presentation as non-operating appropriate.

5.   We note that you recorded miscellaneous income of $3.4 million in fiscal year
        2008 which related to a legal settlement from a former service provider. Please
        tell us the nature of this settlement and why classification as non-operating is
        appropriate. Given that this income represents approximately 22 percent of your
        net income, revise future filings to describe the nature of the litigation in greater
        detail.

Item 10. Directors, Executive Officers and Corporate Governance, page 45

6.   We note your disclosure under "Directors and Officers" that you have
        incorporated by reference from page 3 of your proxy statement of the names and
        principal occupations of employment of your directors and executive officers. In
        future filings, disclose the ages of all your directors and executive officers and all
        persons nominated or chosen to become directors and executive officers. See
        Item 401(a) and (b) of Regulation S-K.

Item 11. Executive Compensation, page 45

7.   In future filings, please replace vague disclosure under "Compensation Discussion
        and Analysis" that you have incorporated by reference from page 6 of your proxy
        statement with meaningful information that investors can use to evaluate the
        compensation program. For example, where you refer to "business objectives,"
        "individual performance," "financial performance," "performance objectives" and
        "appropriate performance levels," please disclose with specificity how you define
        those terms. Please do not use boilerplate disclosure or jargon in this section.
        Instead, specifically describe how the committee determined individual elements
        of compensation for each named executive officer.

8.   We note the references to "market compensation levels provided by comparable
        companies" and "a range of compensation paid in the market" on page 7 and
        "market data compiled and reviewed" and "factors such as compensation paid by
        comparable companies" on page 8. Please include in future filings an analysis of
        where compensation of your named executive officers fell compared to the
        targeted level or range. If any of your named executive officers are compensated

at levels that are materially different from the targeted level or range of, please also provide discussion and analysis as to why.

9.   We note from your disclosure under "Base Salary" on page 7 that you refer to "performance objectives" in determining the base salary of your named executive officers. In future filings, please describe specifically how the objectives were used to make compensation decisions during the applicable periods.

10.   We note from your disclosure under "Incentive Cash Bonus" on page 7 that you refer to "appropriate performance levels to be obtained;" however, you have not disclosed the specific performance levels to be obtained in order for your named executive officers to earn their respective bonuses. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific levels, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the levels, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

11.   If you provide equity incentive awards to your named executive officers in the future, please include analysis and insight into how your Compensation Committee made its equity-based compensation determinations with respect to each named executive officer. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the equity incentive awards that were awarded to your named executive officers and, if applicable, why those awards varied among your named executive officers. We note from your disclosure under "Equity Incentive Awards" that you have incorporated by reference from page 7 of your proxy statement that you refer to vague factors such as "performance" in determining the number of stock options to be awarded.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602, or Tim Buchmiller, Legal Reviewer, at (202) 551-3635, if you have questions on other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Angela J. Crane
Accounting Branch Chief